Exhibit 99.77

CANOPY GROWTH CORPORATION REPORTS SECOND QUARTER FISCAL 2018 FINANCIAL RESULTS AS IT EXPANDS INFRASTRUCTURE FOR CANADIAN AND INTERNATIONAL MARKETS

Company focused on world-class, diversified production capacity; building the best brands; and driving forward the Company and sector through integrity and leadership

Company’s announced expansion plans in six provinces and six countries are well funded; Over 2.4 million square feet of indoor and greenhouse production under development across Canada

Ongoing investment in corporate infrastructure, operations, marketing and sales functions strengthening company’s position in Canadian regulated recreational and international medical markets

Operations increasing cannabis supply for sale in all formats; Inventory being scaled to ensure sufficient near term supply for expected market demand

Increased asset utilization and best practice sharing across platforms leading to falling COGs while maintaining GMP-certified production facilities and high-quality flower and value-add products with increasing average selling prices

Historic supply MOU signed with the province of New Brunswick

November 14, 2017

Smiths Falls, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Company”) today released its consolidated financial results for the second quarter ended September 30, 2017. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

Subsequent to quarter end, Canopy Growth entered into a strategic relationship with Fortune 500 global beverage leader Constellation Brands (“Constellation”). As part of the agreement, an affiliate of Constellation has invested approximately $245 million in Canopy Growth in exchange for 9.9% equity in the Company and the parties have agreed to collaborate on new product development

Second Quarter 2018 Highlights

•	Second quarter revenue was $17.6 million, a 107% increase over the second quarter ended September 30, 2016 when revenue totaled $8.5 million, and an 11% increase over first quarter of fiscal 2018 revenues of $15.9 million. Revenue in the six months ended September 30, 2017 totaled $33.4 million, more than double as compared to $15.5 million in the same period last year.

•	Sold 2,020 kilograms and kilogram equivalents; a 73% increase over second quarter fiscal 2017, and a 10% increase over first quarter 2018 when 1,830 kilograms and kilogram equivalents were sold

•	The weighted average cost per gram[1] before shipping and fulfillment was $1.25 per gram as compared to $1.27 per gram in the first quarter of fiscal 2018 and $1.70 per gram in the second quarter of fiscal 2017. The cost per gram also reflects value-add processing for cannabis oils and sector-exclusive Softgel capsules, both carrying significantly higher margins than dried flower product. The weighted average cost per gram to the point of harvest fell to only $0.72 per gram, the fifth consecutive quarter when the cost to the point of harvest was less than $1 per gram and declined from the previous quarter

•	Year-to-date, the Company has sold 3,850 kilograms and kilogram equivalents at an average price of $7.98 per gram compared to 2,153 kilograms at an average price of $7.05 per gram in the six months ended September 30, 2016

•	The second quarter of fiscal 2018 gross margin[2] before the fair value effects of the IFRS accounting for biological assets and inventory was $10.1 million or 57% of sales, as compared to $5.1 million or 60% of sales in the second quarter of last year. Excluding the effects of non-cultivating subsidiaries and other period costs totaling $1.8 million, the gross margin in the second quarter of fiscal 2018 before the IFRS fair value impacts would have been $11.9 million or 68% of sales

•	Adjusted EBITDA[3] in the second quarter of fiscal 2018 amounted to a loss of $6.2 million compared to an Adjusted EBITDA loss of $1.9 million in the comparative quarter last year

•	Net loss in the second quarter of fiscal 2018 of $1.6 million, or $0.01 per basic and diluted share, compared to net earnings of $5.4 million or $0.05 per basic and diluted share in the second quarter of fiscal 2017. Management believes the ongoing spending on building the Company’s significant and diversified production platform, world-leading brands, unparalleled international reach, and iconic partnerships, all of which directly impacted profitability during the current period, is a prudent long-term investment to strengthen the Company’s global leadership position heading into next year

•	Inventory at September 30, 2017 amounted to $73.8 million and biological assets amounted to $23.5 million, together totaling $97.3 million. With its store stocked with a sector leading 40 varieties to serve medical patients, the Company has begun to actively scale inventories to meet expected future market demand, and to ensure that appropriate inventories exist to meet the needs of new cannabis retailers in the regulated recreational market

•	On September 21, 2017, Canopy Growth announced that it had established a binding strategic partnership in the Danish market. Spectrum Denmark ApS will be a joint venture between Canopy Growth and Danish Cannabis ApS which will serve the needs of Danish medical cannabis patients with Spectrum’s proven products

•	On September 11, 2017, the Company and its wholly-owned subsidiary Spektrum Cannabis GmbH (“Spektrum”) announced a supply license agreement with Spain’s Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum granted Alcaliber a licence to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide.

•	On September 8, 2017, the Company announced construction of a new 212,000 sq. ft. greenhouse and the purchase of a neighbouring 450,000 sq. ft. greenhouse in Niagara-on-the-Lake, Ontario; which upon completion will expand the total area under glass at Tweed Farms to over 1 million sq. ft.

•	$108.2 million in cash and cash equivalents at quarter end prior to the infusion of approximately $245 million from the Constellation investment that closed on November 2, 2017

Subsequent to Second Quarter 2018

•	On October 11, 2017, Canopy Growth announced that it had entered into a definitive joint venture agreement with a greenhouse operator to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an option for an additional 1.7 million sq. ft. greenhouse also in British Columbia

•	On October 25, 2017, the Company announced that it launched a strategic partnership in the Jamaican cannabis market as part of its ongoing international expansion. Grow House JA Limited – to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market. Canopy Growth holds 49 per cent of the share capital of Tweed JA, which, with conditional license approvals already in place, has already begun construction of its facility

“With our objective to win and retain significant future market share, and backed by the recent $245 million investment from Constellation, we remain focused on the expansion of our cultivation capacity, extraction platform and finished branded products programs” said Bruce Linton, Chairman & CEO. “The historic cannabis supply MOU that we signed during the second quarter with the province of New Brunswick confirmed our long-held belief that investment in brands, quality and scale coupled with investing in the people and communities we believe in across Canada would leave us well positioned to serve provincial supply needs. We are hopeful to see more and more provinces make similar decisions to pursue the most reliable, varied and high-quality products available in the sector.”

Concluded Linton, “Starting with the twenty-seven provisional patents that have been filed to date, our research affiliate Canopy Health Innovations seeks to define the breakthrough cannabis-based medical therapies that we could commercialize globally. Our relationship with Constellation and the commitment to work together to develop and market regulated recreational cannabis-based beverages, when and where they are federally legal, is a critical step in our move up the value chain. Perhaps most importantly, we are strongly aligned in our cultures and our view that industry has a role to play in defining acceptable business practices as the cannabis industry exits prohibition. With investments and capacity offtake agreements in place with quality domestic production assets and several others in negotiation, our Canopy Rivers subsidiary is analyzing global investment opportunities, another reflection of the growing international scope of our business.”

Second Quarter Fiscal 2018 Revenue Review

Revenue for the second quarter fiscal 2018 was $17.6 million, an 11% increase over the first quarter fiscal 2018 in which revenue was $15.9 million and an increase of 107% over the prior year’s quarter in which revenue was $8.5 million. In the three months ended September 30, 2017 and 2016, oils, including the Company’s unique Softgel capsules, accounted for 18% and 14%, respectively, of the reported revenue for each period. As inventory begins to ramp-up with the production of the recently introduced Softgel capsules, the Company anticipates a further increase in the percentage of sales these products represent.

Revenue in the six months ended September 30, 2017 totaled $33.4 million more than double as compared to $15.5 million in the same period last year. Revenues in the six months ended September 30, 2017 already equal 84% of revenue generated in the twelve months ended March 31, 2017.

Second Quarter Fiscal 2018 Product Sales Review

During the second quarter of fiscal 2018, Canopy Growth sold 2,020 kilograms and kilogram equivalents at an average price of $7.99 per gram, up from 1,169 kilograms and kilogram equivalents at an average price of $7.01 per gram during the prior year period. The higher average price was due to primarily to the improved mix of oil products, including oil-based Softgel capsules introduced late in the first quarter of fiscal 2018.

Year-to-date, the Company has sold 3,850 kilograms and kilogram equivalents at an average price of $7.98 per gram compared to 2,153 kilograms at an average price of $7.05 per gram in the six months ended September 30, 2016.

Second Quarter Fiscal 2018 Weighted Average Cost per Gram (Non-GAAP measure)

Canopy Growth’s weighted average cost per gram is comprised as follows:

i)	Costs to harvest (from cloning to harvest) include all of the cash operating costs including principally growing labour, utilities such as hydro and water, grow nutrients, rent, and allocated overheads;

ii)	Post-harvest costs consist of cash operating costs related to the production of value added products including cannabis oils and soft gel capsules. Post-harvest costs also include cash operating costs associated with trimming, milling, drying, lab services and testing, and allocated overheads; and

iii)	Shipping and fulfillment costs consist of cash costs related to expedited courier delivery to patients, where applicable, and royalties paid under licensing agreements to product and brand partners including Leafs By Snoop and DNA Genetics. Shipping and fulfillment also includes cash operating costs associated with labour for pre-packaging and dispensing and order fulfilment and shipping along with package materials such as bottles, boxes, and labels and allocated overheads. These costs include investments that the Company chooses to make to create a vastly superior customer experience. Management believes that brands and experiences matter and investing in better shipping options, packaging worthy of collecting, and brands people seek are key differentiators in the cannabis market and are an extension of the priority to company places upon its marketing.

Weighted Average
Cost Per Gram
Information		Three Months Ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Cost per Gram to Harvest	$0.72	$0.76	$0.86	$0.87	$0.99
Post Harvest Cost per Gram	$0.53	$0.51	$0.60	$0.54	$0.71

Cost per Gram before shipping and fulfilment	$1.25	$1.27	$1.46	$1.41	$1.70

Cost per Gram for Shipping and Fulfilment	$1.48	$1.50	$1.44	$1.17	$1.01

Weighted Average Cost per Gram	$2.73	$2.77	$2.90	$2.58	$2.71

In the second quarter of fiscal 2018, the weighted average cost per gram to the point of harvest was $0.72 as compared to $0.99 in the same period last year, representing a decrease of 27%. The decrease in costs to the point of harvest is due in part to operating efficiencies from adding twelve additional grow rooms, representing a 100% increase in flowering space, being operational in our Smiths Falls, Ontario location and higher overall plant yields. The second quarter of fiscal 2018 is the fifth consecutive quarter when the cost to point of harvest was less than $1 per gram and fell relative to the previous quarter. These costs are competitive within the industry, and especially competitive for a product mix including high quality indoor production as well as greenhouse production, and may see further optimization as increasing percentages of each facility are brought online and efficiencies are fully realized.

In the second quarter of fiscal 2018, the weighted average cost per gram during post-harvest, including cash costs related to the production of cannabis oils and Softgel capsules, was $0.53 as compared to $0.71 in the second quarter of fiscal 2017, representing a decrease of 25%. The decrease in post harvest costs is due in part to gains in the efficiency of oil extraction resulting from use of a custom built industrial scale CO2 Super Critical extraction machine that was commissioned at the end of the first quarter of fiscal 2018, as well as efficiencies gained through improvements in the Company’s trimming and drying processes.

In the second quarter of fiscal 2018, the weighted average cost per gram for shipping and fulfillment costs was $1.48 as compared to $1.01 in the same quarter last year. The increase in shipping and fulfillment costs during the second quarter of fiscal 2018 was due to higher investment in packaging, delivery and overall experience excellence.

Second Quarter Fiscal 2018 Gross Margin Review (Non-GAAP measure)

The second quarter Fiscal 2018 gross margin before the fair value effects of the IFRS accounting for biological assets and inventory was $10.1 million or 57% of sales, as compared to $5.1 million or 60% of sales in the second quarter of last year. The lower gross margin percentage was due primarily to the impact of a $0.7 million write down of Hemp-based inventory due to discontinued product lines and $0.4 million of idle grow operations in the Creemore location while being reset under Canopy direction. Excluding these effects and the costs associated with non-cultivating subsidiaries totaling $1.8 million, the gross margin before the fair value impacts in cost of sales would have been $11.9 million or 68% of sales.

In the six-month period ended September 30, 2017, gross margin before the effects of the IFRS fair value accounting for biological assets and inventory was $19.1 million or 57% of revenue, compared to $9.3 million or 60% of revenue in same period last year.

Second Quarter Fiscal 2018 Operating Expense Review

Management believes the ongoing investment in building the Company’s significant and diversified production platform, world-leading brands, unparalleled international reach, and iconic partnerships, all of which directly impacted profitability during the current period, is a prudent long-term investment to strengthen the Company’s global leadership position heading into next year.

Sales and marketing expenses in the second quarter fiscal 2018 were $7.6 million, or 43% of revenue. These costs include staffing and resourcing the marketing and sales functions needed in the coming regulated recreational and international markets, costs associated with the Company’s medical outreach program, and the growing customer care center which interfaces directly with the Company’s expanding base of customers. Since September 30, 2016, the number of registered customers has grown from over 24,000 to over 63,000 at September 30, 2017. In comparison, sales and marketing expenses were $2.8 million or 33 % of revenue in the same period last year.

Year-to-date, sales and marketing expenses were $14.0 million or 42% of revenue. In comparison, during the six months ended September 30, 2016, sales and marketing expenses were $5.1 million or 33% of revenue.

General and Administrative (“G&A”) expenses in the second quarter fiscal 2018 were $8.4 million, or 48% of revenue. These costs include higher audit, legal and professional services fees of $2.2 million related to investments in governance and supporting business development, and higher charges such as credit card payment processing fees of $0.4 million due to increased sales activity. G&A expenses during the quarter also included necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, facility costs, and compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses. In comparison, G&A expenses were $4.0 million, or 47% of revenue, in the three months ended September 30, 2016.

Year-to-date, G&A expenses were $15.9 million or 48% of revenue, compared to $6.9 million or 44% of revenue, in the same period last year. These costs include higher audit, legal and professional services fees of $3.5 million related to investments in governance and supporting business development, and higher finance charges such as credit card payment processing fees of $0.7 million due to increased sales activity.

Second Quarter Fiscal 2018 Adjusted EBITDA Review (Non-GAAP measure)

Adjusted EBITDA in the second quarter fiscal 2018 amounted to a loss of $6.2 million compared to a loss of $1.9 million in the same period last year.

In the six-months ended September 30, 2017, the Company’s Adjusted EBITDA amounted to a loss of $11.3 million compared to a loss of $3.2 million in the prior year period.

Second Quarter Fiscal 2018 Earnings Review

Net loss in the second quarter of fiscal 2018 amounted to $1.6 million, or $0.01 per basic and diluted share, including the net non-cash fair value effects of the IFRS accounting for biological assets and inventory which combined to a gain of $18.7 million. In the comparative period last year, the net income of $5.4 million, or $0.05 per basic and diluted share including net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a net gain of $10.7 million.

Year-to-date, net loss amounted to $10.8 million or $0.07 per basic and diluted share, including a net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a gain of $29.3 million. In the comparative period last year, the net income of $1.5 million, or $0.01 per basic and diluted share included net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a net gain of $10.0 million.

Second Quarter Fiscal 2018 Balance Sheet Review

At September 30, 2017, the Company’s cash and cash equivalents totaled $108.2 million, representing an increase of $6.4 million from March 31, 2017. The increase is attributable to combined net proceeds from the $25 million private placement common share issuance in July 2017, Canopy River’s first quarter private placement of approximately $36 million and the exercise of options and warrants mostly offset by cash used to fund operations of $22.9 million and investments in facility enhancements totaling $25.5 million. The Company’s cash and cash equivalents includes cash held by Canopy Rivers amounting to $46.5 million at September 30, 2017.

Inventory at September 30, 2017 amounted to $73.8 million (March 31, 2017—$46.0 million) and biological assets amounted to $23.5 million (March 31, 2017—$14.7 million), together totaling $97.3 million (March 31, 2017—$60.7 million). Inventories are being scaled to ensure sufficient supply for expected market demand. With its store stocked with a sector leading 40 varieties to serve medical patients, the Company has begun to actively scale inventories to meet expected future market demand, and to ensure that appropriate inventories exist to meet the needs of new cannabis retailers in the regulated recreational market.

At September 30, 2017, the Company held 12,064 kilograms of dry cannabis and 2,683 L of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil. Included in the dry cannabis quantities was 1,679 kilograms available for sale in the Company’s online stores and 3,355 kilograms in process of finishing or awaiting approval for sale and 7,030 kilograms of extract-grade cannabis held for conversion to saleable oils and capsules.

The Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents for the three months ended September 30, 2017 have been filed with SEDAR and are available on www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: The Weighted Average Cost Per Gram is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management’s Discussion & Analysis under WEIGHTED AVERAGE COST PER GRAM (Non-GAAP measure), a copy of which has been filed today on www.sedar.com.

Note 2: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management’s Discussion & Analysis under GROSS MARGIN (Non-GAAP measure), a copy of which has been filed today on www.sedar.com.

Note 3: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management’s Discussion & Analysis under “Adjusted EBITDA (Non-GAAP Measure)”, a copy of which has been filed today on www.sedar.com.

Webcast and Conference Call Information

Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time today.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1533808&s=1&k=B7D2C24B3AB2588D21AC8934F19F8520

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 7498308

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on February 13, 2018.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 7498308

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Tyler Burns

Investor Relations

Canopy Growth Corporation

tyler.burns@canopygrowth.com

1-855-558-9333 ex 122

Jordan Sinclair

Director of Communications

jordan@canopygrowth.com

613-769-4196

Director:

Bruce Linton

tmx@tweed.com

tmx@canopygrowth.com

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	September 30,	March 31,
(Expressed in CDN $000’s)	2017	2017
Assets
Current assets
Cash and cash equivalents	$108,211	$101,800
Restricted short-term investments	668	550
Amounts receivable	6,782	5,815
Biological assets	23,496	14,725
Inventory	73,766	45,981
Prepaid expenses and other assets	5,319	3,735

	218,242	172,606
Assets classified as held for sale	—	6,180

	218,242	178,786
Property, plant and equipment	123,200	96,270
Investments in associates	5,830	—
Other financial assets	20,846	24,030
Intangible assets	156,244	162,263
Goodwill	274,326	241,371

	$798,688	$702,720

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$16,401	$15,386
Deferred revenue	894	588
Current portion of long-term debt	1,617	1,691
Other liabilities	1,871	—

	20,783	17,665
Long-term debt	7,959	8,639
Deferred tax liability	37,663	35,924
Other long-term liabilities	710	766

	67,115	62,994

Shareholders’ equity
Share capital	684,152	621,541
Other reserves	32,224	23,415
Accumulated other comprehensive loss	9,108	16,098
Deficit	(31,688)	(21,296)

Equity attributable to Canopy Growth Corporation	693,796	639,758

Non-controlling interests	37,777	(32)

Total equity	731,573	639,726

	$798,688	$702,720

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended		Six months ended
UNAUDITED	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000’s except share amounts)	2017	2016	2017	2016
			(As restated)
Revenue	$17,569	$8,498	$33,442	$15,482
Inventory production costs expensed to cost of sales	7,487	3,400	14,335	6,179

Gross margin before the undernoted	10,082	5,098	19,107	9,303
Fair value changes in biological assets included in inventory sold and other inventory charges	11,647	3,474	22,647	7,349
Unrealized gain on changes in fair value of biological assets	(30,315)	(14,203)	(51,985)	(17,318)

Gross margin	28,750	15,827	48,445	19,272

Sales and marketing	7,638	2,810	14,043	5,070
Research and development	494	503	627	906
General and administration	8,393	4,031	15,886	6,881
Acquisition-related costs	865	592	1,701	592
Share of loss in equity investments	170	(170)	170	50
Share-based compensation expense	5,862	960	8,743	1,848
Share-based compensation expense related to acquisition milestones	1,184	—	2,314	—
Depreciation and amortization	5,291	984	10,348	1,895

Operating expenses	29,897	9,710	53,832	17,242

(Loss) income from operations	(1,147)	6,117	(5,387)	2,030

Interest income (expense)	135	(42)	154	(89)
Other expense, net	(40)	—	(160)	—
Fair value changes on financial assets	146	—	(3,354)	—
Increase in fair value of acquisition consideration related liabilities	—	(286)	—	(298)

Other income (expenses)	241	(328)	(3,360)	(387)

Net (loss) income before income taxes	(906)	5,789	(8,747)	1,643

Income tax expense	(707)	(359)	(2,040)	(162)

Net (loss) income after income taxes	$(1,613)	$5,430	$(10,787)	$1,481

Net (loss) income attributable to:
Canopy Growth Corporation	$(1,338)	$5,430	$(10,392)	$1,481
Non-controlling interests	(275)	—	(395)	—

	$(1,613)	$5,430	$(10,787)	$1,481

Earnings per share, basic
Net (loss) income per share:	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average number of outstanding common shares:	167,226,218	108,872,770	165,550,073	106,248,781
Earnings per share, diluted
Net (loss) income per share:	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average number of outstanding common shares:	167,226,218	112,254,363	165,550,073	108,879,226

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

UNAUDITED	September 30,	September 30,
(Expressed in CDN $000’s)	2017	2016
	(As restated)
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(10,787)	$1,481
Items not affecting cash:
Depreciation of property, plant and equipment	4,036	1,747
Amortization of intangible assets	6,312	148
Share of loss in equity investments	170	50
Fair value changes in biological assets included in inventory sold and other inventory charges	22,647	7,349
Unrealized gain on changes in fair value of biological assets	(51,985)	(17,318)
Share-based compensation	11,234	2,232
Loss on disposal of property, plant and equipment	168	—
Fair value changes on financial assets	3,354	—
Income tax expense	2,040	162
Increase in fair value of acquisition consideration related liabilities	—	298
Changes in non-cash operating working capital items	(10,061)	(5,093)

Net cash used in operating activities	(22,872)	(8,944)

Investing
Purchases of property, plant and equipment and assets in process	(25,526)	(8,728)
Purchases of intangible assets and intangibles in process	(282)	—
Proceeds on disposals of property and equipment	75	—
Purchases of restricted investments	(118)	—
Proceeds on assets classified as held for sale	7,000	—
Investment in AusCann	(1,214)	—
Investment in Canopy Health Innovations	(4,000)	—
Investment in Vapium	(960)	—
Indirect investments through Canopy Rivers	(8,475)	—
Net cash outflow on acquisition of subsidiaries	(359)	—

Net cash used in investing activities	(33,859)	(8,728)

Financing
Proceeds from issuance of shares by Canopy Rivers, net of share issue costs of $1,568	35,113	—
Proceeds from issuance of common shares	25,000	46,009
Proceeds from exercise of stock options	3,435	1,128
Proceeds from exercise of warrants	527	126
Issuance of long-term debt	—	3,500
Payment of share issue costs	(179)	(3,030)
Increase in capital lease obligations	—	260
Repayment of long-term debt	(754)	(339)

Net cash provided by financing activities	63,142	47,654

Net cash inflow	6,411	29,982
Cash and cash equivalents, beginning of year	101,800	15,397

Cash and cash equivalents, end of period	$108,211	$45,379

CANOPY GROWTH CORPORATION

Adjusted EBITDA1 Unaudited Non-GAAP Measure

	Three Months Ended		Six Months Ended
(In CDN$000’s)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
			(As restated)
Unaudited Adjusted EBITDA[1] Reconciliation Loss from operations - as reported	$(1,147)	$6,117	$(5,387)	$2,030

IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	11,647	3,474	22,647	7,349
Unrealized gain on changes in fair value of biological assets	(30,315)	(14,203)	(51,985)	(17,318)

	(18,668)	(10,729)	(29,338)	(9,969)
Share-based compensation expense (per statement of cash flows)	7,276	1,257	11,234	2,232
Acquisition Costs	865	592	1,701	592
Share of loss in equity investments	170	(170)	170	50
Depreciation and amortization	5,291	984	10,348	1,895

	13,602	2,663	23,453	4,769
Adjusted EBITDA	$(6,213)	$(1,949)	$(11,272)	$(3,170)

1	- Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.